UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated May 24, 2004.

         SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 121/2004

DATE: 05/24/ 2004

   THE BOARD OF DIRECTORS OF PETRÓLEOS MEXICANOS
AUTHORIZES THE PUBLICATION AND APPLICATION
OF ITS CODE

•	Establishes the rules to avoid improper behaviors of officials
•	Its creation links to measures for adopting better practices of corporate governance
•	It was issued pursuant to national and international financial regulation

         With the purpose of establishing rules to prevent improper conduct and promote honest and ethical behavior in officials participating in different stages of the preparation, integration and disclosure of accounting and financial information, the Board of Directors of Petróleos Mexicanos authorized, in its meeting held on May 12, 2004, the Code of Ethics of Pemex.

        This Code seeks to prevent improper behavior, particularly in the handling of conflicts of interests, apparent or real, between personal and professional relationships; complete, impartial, consistent, timely and comprehensible disclosure of reports, notices and documents submitted by Petróleos Mexicanos to financial authorities and investors; compliance with laws and other applicable provisions; prompt reporting of infringements of this regulation, as well as liability derived from adhering to this Code.

        The Code of Ethics is mandatory for each and all of the officials participating in the elaboration, handling and disclosure of accounting and financial information including, without limitation, the Director General, Corporate Financial Officer, chief of the accounting area and chief of the internal control body, as well as those individuals who perform similar functions in Pemex.

        The elaboration and publication of this code connects to measures taken by the company in order to adopt better practices of corporate governance and was issued to conform to national and international financial regulation.

        It should be mentioned that the Code of Ethics is additional and complementary to provisions established in the Federal Law on Administrative Responsibilities of Public Officials, the Code of Ethics of Public Officals of the Federal Public Administration, the Code of Conduct of Petróleos Mexicanos and Subsidiary Entities and any other provisions regulating behaviour and performance of public officials.

        The Code of Ethics of Pemex is available in the Investors Relations section in Pemex´s web page (www.pemex.com).

*******

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: May 25, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.